SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 5, 2008, filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

AUDIT COMMITTEE’S ANNUAL REPORT

Cresud S.A.’s Audit Committee hereby submits to your consideration this Annual Report on its actions for the fiscal year ended on June 30, 2008 in compliance with Decree No. 677/2001 and the Argentine Securities Commission’s Resolution No. 400/2002.

I.	Formation and scope of actions of the Committee.

Cresud S.A.’s Audit Committee was made up by three Regular Directors: Dr. Pedro Labaqui, Eng. Gabriel Adolfo Gregorio Reznik and Dr. Jorge Oscar Fernández, with the latter having acted as Chairman of the Committee.

The Committee’s actions have abided by the guidelines laid down in the existing by-laws and conformed to the action plan approved on August 15, 2007.

II.	Actions.

The Committee formally convened to hold working sessions on forty-seven occasions, all of which have been documented in the respective minutes transcribed into the Book of Minutes of the Meetings held by the Audit Committee No. 3 legalized under No. 72894-07 on August 23, 2007, with each minute being accompanied by the supporting informational material analyzed or used on each occasion by the Committee and kept on file for all purposes.

Whenever the purpose of the session consisted in reaching conclusions, issuing reports or opinions, full agreement has been reached by the members of this committee, which is indicative of general coincidence in criteria and courses of action within the Committee.

The following is a list of the issues dealt with by the Audit Committee, conceptually summarized and grouped for the sake of readability and to aid comprehension.

a)	In the field of the External Audit:

On October 10, 2007, the Company’s Shareholders’ Meeting approved the appointment of Price Waterhouse & Co. S.R.L. as external auditors for the fiscal year beginning in 2007 and ending in 2008. Accountants Andrés Suárez and Diego Niebuhr were appointed as certifying accountants.

For purposes of assessing the work performed by the External Auditors in connection with the corroboration of the reliability of the records and documents submitted to their review, the Audit Committee proceeded as follows:

1. Analysis of the qualifications and independence of the external auditors appointed through a review of their professional background and of the audit firm’s policies and commitment to independence and quality control.

2. Review of the audit’s general plan and of the team assigned to the engagement. The Audit Committee received an analyzed the working schedule submitted by the auditors.

3. Regular follow-up of the external audit work as the fiscal year unfolded by gathering the comments, recommendations and conclusions of the independent auditors appointed and making the Audit Committee’s own comments and suggestions whenever it saw it fit.

4. Analysis of the quarterly financial statements and audit notes to them as well as the partial reports on limited reviews and on the applicable auditors’ report for the whole fiscal year.

5. The Audit Committee duly noted the significant internal control flaws identified by the external auditors which are to be cured in the course of the current fiscal year.

As a result of the work performed as detailed in the preceding numerals, the Audit Committee has not become aware of any issue warranting special consideration concerning the external auditors appointed by the Shareholders’ Meeting or of any other issue entailing an objection to the work performed or the outcome of such work. Hence, the Audit Committee is of the opinion that the performance of the External Audit work in the fiscal year under analysis has been adequate in terms of its objective consisting in providing assurance about the documentation submitted to its review.

On a separate note, it is hereby reported that the fees invoiced by Price Waterhouse & Co. Ltd. in the fiscal year beginning in 2007 and ending in 2008 were for the services of the type and for the periods and amounts presented here:

For the fiscal year beginning in 2007 and ending in 2008:
• External Audit and Third-Party Assurance Services	$445,500
• Services other than external audit and third-party assurance	$1,643,689
• Sum	$2,089,189

For the fiscal year beginning in 2006 and ending in 2007, for the external Audit:	$185,690
• Total	$2,274,879

b)	In the field of Internal Audit:

The Company relies on a scheme of shared services provided by an Internal Audit Department that discharges this function in coordination and simultaneously for other companies belonging to the same corporate group.

In order to evaluate the discharge of external audit functions, the Audit Committee carried out the following tasks:

1. Review of compliance with the shared management services agreement

2. Review of the action plan and resources available to the internal audit, making any comments that the Audit Committee saw fit and timely in terms of contents and of enforcement of correction or preventative measures

3. Review of reports submitted by the Audit concerning various company areas and operating procedures.

4. The Audit Committee engaged in a regular follow-up of Internal Audit functions during the fiscal year, at working meetings where information, suggestions and experiences were exchanged. The Audit Committee corroborated the review method applied by the Internal Audit in the treatment of comments and in the application of its suggestions by the Company’s areas subject to the audit.

On the basis of this review, the Audit Committee is of the opinion that the general approach to Internal Audit and the performance of the duties inherent therein in the fiscal year under consideration have been adequate. Particularly in this regard, the Audit Committee wishes to emphasize once again the significance of this function and of its efficient performance not only for purposes of validation and control over the accounting but also as a contribution to the Company’s systemic improvement.

c)	Internal Control:

Internal controls deal with the structures, processes, powers and duties and above all, with the definitions of systems and procedures, with detailed specifications concerning methods and personnel competencies aimed at protecting the Company’s assets and results of operations from the very moment operations are conducted as these internal controls are an integral part of each task and are included in the standard operating procedure inherent in each task.

In the fiscal year under analysis, the Company embarked upon a highly intensive review of its internal controls over systems and procedures in order to fine-tune accuracy, timing, completeness and reliability in information and to ensure that the information is used for the benefit of good management and thus for the benefit of the Company’s results of operations and that all this complies strictly and permanently with the applicable standards laid down by the Sarbanes-Oxley Act.

In this respect, the Company’s Audit Committee corroborated the review, corrective measures and testing procedures applied to the Company’s systems by checking the degree of progress and verifying that working schedules were complied with. Although the work carried out by the Company was far-reaching and in-depth in the field of reviewing and implementing internal controls, there are still issues that must be dealt with in the course of the current fiscal year and probably in the next fiscal years concerning the description of procedures and the maintenance of systems, the regime governing the exercise of powers, IT security and anti-fraud measures.

d)	Risk Management:

The Company continues to work on the development of a set of procedures, controls and limits aimed at identifying and handling risk positions or contingencies and at implementing warnings and operating procedures compliant with strategic definitions or decisions previously made on the basis of an assessment of available possibilities, in the search for better responses to the risks naturally inherent in businesses. Meetings were held with the position responsible for risk management and the material concerning risks was received an analyzed.

The application encompasses financial risks (currency, loan, rates, prices and liquidity). The Audit Committee has encouraged and verified the operation of analysis and decision-making committees as a step in the direction of a management culture with increased technology and involvement. When accompanied by the measures for improving management information that the Company has been implementing, progress in this area allows us to corroborate that the Company is on the right path regarding these issues.

e)	Rules of Conduct:

As regards its responsibility for assessing compliance with the rules of conduct in the workplace, the Audit Committee has monitored the activities carried out by the Ethics Committee in charge of disseminating and enforcing compliance with the respective Code.

The Audit Committee has implemented an alternative channel in order to receive reports from any source about situations that may be objectionable in issues primarily of a financial nature.

When it comes to compliance with the standards applicable to transparency in business, particularly as regards potential conflicts of interest and transactions with related parties, the Audit Committee has dealt with these issues and expressed an opinion whenever required and appropriate.

Based on the work performed, the Audit Committee has not become aware of any matter that in its opinion entails a departure from applicable standards.

f)	Financial Information and Information on Significant Events. Administrative and Accounting System:

The responsibility of the Audit Committee does not include the material conduct of an audit examination and therefore, it consists only in a follow-up of the review and control tasks performed by the internal and external audits as described in the preceding paragraphs.

This duty encompassed a conceptual analysis of the statements, supplementary information as requested and communications filed with the Argentine Securities Commission and to the Buenos Aires Stock Exchange.

As a result of the work performed subject to the scope described, the Audit Committee has not become aware of any significant objection that may adversely affect the reliability of the information filed or that may warrant special mention or a disclosure other than as appearing on the information filed.

g)	Interaction:

The Audit Committee has contacted the Executive Committee whenever it saw it fit. And the same applies to the Audit Committee’s interaction with the Company’s legal counsel and tax advisors in their fields of competence.

At the beginning of the fiscal year, a report was issued concerning the actions implemented in the fiscal year closed at that time and the Audit Committee’s action plan was prepared and submitted. Prior to the Shareholders’ Meeting, the Audit Committee issued an opinion on the appointment of the auditors who would certify the financial statements and on the proposal of fees for the Board of Directors.

To conclude, Cresud S.A.’s Audit Committee wishes to remark on the cooperation lent by all the areas with which it has interacted for which it is grateful.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 9, 2008